JEFFREY R. VETTER	May 23, 2018	EMAIL JVETTER@FENWICK.COM
Direct Dial (650) 335-7631

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Brian Cascio Michael Fay Russell Mancuso Caleb French Heather Percival

Re:	Bloom Energy Corporation Amendment No. 10 to Draft Registration Statement on Form S-1 Submitted April 27, 2018 CIK No. 0001664703

Ladies and Gentlemen:

On behalf of Bloom Energy Corporation (the “Company”), and in connection with Confidential Submission No. 11 (the “Draft No. 11”) to the Registration Statement on Form S-1 (CIK No. 0001664703) confidentially submitted by the Company to the U.S. Securities and Exchange Commission (the “Commission”) on March 25, 2016 (the “Registration Statement”), the Company hereby supplementally responds to the comments of the staff of the Commission (the “Staff”).

The Company advises the Staff that the Company’s obligation to repurchase Energy Servers from its customers under any of its O&M Agreements is triggered only upon a default by the Company under the applicable O&M Agreement. If a customer terminates an O&M Agreement for any reason other than the Company’s default under such agreement, then the Company will have no obligation to repurchase the applicable Energy Servers.

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact me at (650) 335-7631 or, in my absence, Michael Shaw at (650) 335-7842.

Sincerely,

/s/ Jeffrey R. Vetter

Jeffrey R. Vetter

FENWICK & WEST LLP

cc (via e-mail):	Shawn Soderberg, Esq. Michael Shaw, Esq. Alan F. Denenberg, Esq. Emily Roberts, Esq.